FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Preferred Unit Shares Issued	Common Unit Shares Issued	Accumulated Equity (Deficit)	Total
Balance, January 1, 2015	$ 1,500,000	$ 1,660,123	$ (1,715,270)	$ 1,444,853
Net loss	-	-	(901,509)	(901,509)
Preferred dividends paid	-	-	(105,000)	(105,000)
Balance, December 31, 2015	$ 1,500,000	$ 1,660,123	$ (2,721,779)	$ 438,344

The accompanying notes are an integral part of this financial statement.